Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Entree Announces Increased Heruga Resource

     VANCOUVER, March 31 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE AMEX:EGI;
Frankfurt:EKA - "Entree" or the "Company") announces an updated Inferred
Mineral Resource estimate for the Heruga copper, gold, and molybdenum deposit, which has been incorporated into an independent NI 43-101 compliant technical report that has been filed on SEDAR (www.sedar.com). The Heruga deposit on the
Entree-Ivanhoe Joint Venture Property is now estimated to contain 910 million tonnes grading 0.48% copper, 0.49 grams per tonne ("g/t") gold and 141 parts per million ("ppm") molybdenum for a copper equivalent(x) ("CuEq") grade of
0.87%, using a 0.60% CuEq cut-off grade - see Table 1 below.
     The updated resource estimate was received from joint venture partner and project operator, Oyu Tolgoi LLC (formerly known as Ivanhoe Mines Mongolia
Inc. XXK -"OTLLC"). Now that conditions precedent of the Investment Agreement have been satisfied, as announced on March 31, 2010, OTLLC will be owned jointly by Ivanhoe Mines Ltd. (TSX:IVN; NYSE:IVN; NASDAQ:IVN), and the
Mongolian government, with the parties holding equity interests of 66% and 34%
respectively. OTLLC, in turn, will hold (as a participant) up to an 80%
interest in the Entree-Ivanhoe Joint Venture. Please see the Company's Annual
Information Form, filed on March 31, 2010, for more information.
     This latest inferred resource estimate represents a 20% increase in tonnage and a 15% increase in contained CuEq pounds of copper (at a 0.6% CuEq cut-off) over the March 2008 resource estimate. Based on these new figures, the Heruga deposit could contain 9.5 billion pounds of copper and 14 million ounces of gold.
     Greg Crowe, President and CEO of Entree commented, "The increased
Inferred Mineral Resource estimate for Heruga clearly demonstrates the potential of this growing deposit. Heruga hosts some of the highest gold-copper ratios within the Oyu Tolgoi mineralized trend, along with a considerable molybdenum content. The deposit has been traced northwards onto
OTLLC's property where it remains open and appears to deepen. Most importantly for Entree, geological and geophysical data suggests a possible offset to the
Heruga deposit south of the currently drilled resource. Along this trend, there is an additional four kilometres of highly prospective untested ground on the Javhlant licence."

     Table 1. Heruga Deposit Inferred Mineral Resource

     <<
     -------------------------------------------------------------------------
          Mineral Resource Inventory, Heruga Deposit - Entree-Ivanhoe
                            Joint Venture Property
     -------------------------------------------------------------------------
                                                         Contained Metal
         Cut-off   Tonnage   Cu   Au    Mo  CuEq -----------------------------
         (CuEq%)   ('000 t)  (%) (g/t) (ppm) (%)     Cu        Au       CuEq
                                                  ('000 lb)('000 oz) ('000 lb)
     -------------------------------------------------------------------------
     (greater
      than)1.00      190,000 0.57 0.96  155 1.26  2,370,000   6,000  5,260,000
     -------------------------------------------------------------------------
     (greater
      than)0.60(xx)  910,000 0.48 0.49  141 0.87  9,570,000  14,000 17,390,000
     -------------------------------------------------------------------------
     (greater
      than)0.30    2,180,000 0.35 0.33  102 0.61 16,730,000  23,000 29,470,000
     -------------------------------------------------------------------------

     (x) CuEq estimated using $1.35/pound ("lb") copper ("Cu"), $650/ounce
     ("oz") gold ("Au") and $10/lb molybdenum ("Mo"). The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72%
     of copper recovery respectively. The contained gold, copper and molybdenum in the tables have not been adjusted for recovery.

     (xx) The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
     >>

     The base case reporting CuEq cut-off grade of 0.6% CuEq is consistent with cut-off grades applicable to mining operations exploiting similar deposits and with cut-offs applied to the nearby Hugo North and Hugo South deposits. The presence of potentially economic concentrations of molybdenum at
Heruga has led to a revision of the CuEq formula used for the other Oyu Tolgoi deposits.
     The Heruga deposit is situated within the Company's Javhlant mining licence immediately south of the Oyu Tolgoi copper and gold deposit and within the Entree-Ivanhoe Joint Venture Property. Forty-three drill holes totaling over 58,000 metres (including daughter holes) have been used in the resource estimate. The holes are located on ten sections spaced at 150 to 300 metre intervals over a strike length of 2.2 kilometres.
     Three of the forty-three holes (over 4,870 metres) were drilled on the
Oyu Tolgoi licence immediately north of the common border with Javhlant. These additional holes have confirmed the extension of Heruga mineralization northward to and across the Entree-Ivanhoe Joint Venture Property boundary.
     The mineralized system within the Javhlant licence starts at a vertical depth of approximately 500 metres, has a strike length of over 2.2 kilometres north-south, a vertical extent varying between 400 to 800 metres and a width of 200 to 300 metres. The deposit remains open to the north, south and east.
     As currently defined, the shallower southern portion of the deposit is believed, based on geology and geophysics, to be fault offset two to three kilometres to the west. This highly prospective area extends for four kilometres southward within the Javhlant licence.
     Drill maps from the Heruga deposit are posted on Entree's web site at
www.entreegold.com and Ivanhoe Mines' website at www.ivanhoemines.com.

     Quality Assurance and Quality Control

     Scott Jackson and John Vann, both Directors of Quantitative Group from
Perth, Australia, performed an independent audit at the Oyu Tolgoi site on
OTLLC's exploration practices and found them to be in line with industry best practices. The updated mineral resource estimate at Heruga was completed by
OTLLC under the direct supervision of Scott Jackson and John Vann.
     SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. The QA/QC program is managed on site by OTLLC. In-house, matrix-matched copper-gold-molybdenum standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data. QA/QC data were reviewed by Scott Jackson, John Vann and a third independent consultant, Dr.
Barry Smee, P.Geo.
     Robert Cann, P.Geo., Entree's Vice-President Exploration, a Qualified
Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed the technical information contained in this release.

     ABOUT ENTREE GOLD INC.

     Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. The
Company flagship property is in Mongolia, where it holds two mining licences
(Shivee Tolgoi and Javhlant) and one exploration licence (Togoot) comprising the 179,590 hectare Lookout Hill property. The application to convert the
Togoot licence to a mining licence is currently under review. Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of OTLLC, and hosts the Hugo North Extension copper-gold deposit and the Heruga
copper-gold-molybdenum deposit.
     Under the terms of the joint venture, Entree is carried through to production, at its election, by debt financing from OTLLC with interest accruing at OTLLC's actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from
(and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entree's share of products in a month less Entree's share of costs of operations for the month.
     The Company continues to advance its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr. Entree is also evaluating new opportunities throughout the region and elsewhere in Asia. Entree is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.
     In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under an agreement with Empirical Discovery
LLC. In 2009, Entree optioned two large contiguous properties, Blackjack and
Roulette, in the Yerington porphyry copper district of Nevada through option agreements with HoneyBadger Exploration Ltd. and Bronco Creek Exploration Inc.
In November 2009, Entree announced an agreement with PacMag Metals Limited to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag. PacMag holds the rights to land contiguous with the Blackjack and Roulette properties and hosts the Ann Mason deposit. In
British Columbia, Entree has the right to earn 100% interest in the early stage copper-molybdenum Crystal property through an agreement with Taiga
Consultants Ltd.
     The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury in excess of C$40 million, the Company is well funded for future activities.
     Rio Tinto and Ivanhoe Mines are major shareholders of Entree, holding approximately 15% and 14% of issued and outstanding shares, respectively.

     This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. Such statements include those relating to the development of the Oyu Tolgoi project and the Heruga deposit in particular.
These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
     While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

     %CIK: 0001271554

     /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)entreegold.com/
     (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 19:42e 31-MAR-10